

August 17, 2010

Mr. Irvin E. Richter
Chairman and Chief Executive Officer
Hill International, Inc.
303 Lippincott Centre
Marlon, New Jersey   08053

Re: Hill International, Inc.
        Supplemental Letter dated July 28, 2010 relating to:
        Amendment No. 2 to Registration Statement on Form S-3
        File No.: 333-162298
        Form 10-K, as amended, for the FYE December 31, 2009
        Definitive Proxy Statement on Schedule 14A
        File No.: 1-33961

Dear Mr. Richter:

        We have reviewed your supplemental letter dated July 28, 2010 and have the
following additional comments. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe
our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may
have additional comments.

Form S-3

1. Please update your incorporation by reference section to include your most recent
    for 10-Q and any required 8-Ks in the registration statement.

Definite Proxy Statement on Schedule 14A

Elements of Compensation, page 14

2. We have considered your response to our prior comment (2) in our letter dated
    July 7, 2010. Your supplemental response indicates that in future filings, in
    response to our comments, you will discuss compensation amounts of executives
    with responsibilities at business units that contributed to the Company's overall
    growth and profitability. Your proposed disclosure should be expanded to discuss

what measure of the Company's growth and profitability you considered and what measure of the business units' performance you considered in determining the amounts of compensation included in the Summary Compensation Table for each of the named executive officers. We understand that you did not apply any arithmetic or other formulas to these measures, but you should nevertheless disclose what measures of growth and profitability you considered and explain how they impacted your decisions about compensation. Please confirm that you will comply with this comment in future filings.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they related to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Richard A. Silfen, Esq.